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(Stock Code: 8282)

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

IN RELATION TO THE PROPOSED PRIVATISATION OF

TOM ONLINE INC.

BY TOM GROUP LIMITED

Independent Financial Adviser to the Independent Board Committee of TOM Online Inc.
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ING Bank N.V.

Reference is made to the joint announcement dated 9 March 2007 and issued by TOM Group Limited and TOM Online in relation to the proposed conditional possible privatisation of TOM Online (the “Joint Announcement”).

On 3 March 2007, the Independent Board Committee comprising all three independent non-executive directors of TOM Online was appointed, subject to confirmation of their independence, to make recommendations to the Independent Shareholders in relation to the Proposal. All three members having confirmed their independence, the Independent Board Committee has been established. In addition, ING Bank N.V. has been appointed (with the approval of the Independent Board Committee) as the independent financial adviser to the Independent Board Committee in connection with the Proposal and the Option Proposal.

Shareholders of TOM Online, ADS Holders, Optionholders and/or potential investors should be aware that the Proposal and the Option Proposal will be made only if the approval by the independent shareholders of TOM Group Limited at a general meeting has been obtained, and that the implementation of the Proposal, the Option Proposal and the Scheme is subject to the conditions as set out in the Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal and the Option Proposal may or may not be made and the Scheme may or may not become effective. Shareholders of TOM Online, ADS Holders, Optionholders and potential investors should therefore exercise caution when dealing in the Shares, ADSs or Outstanding TOM Online Share Options.

Reference is made to the joint announcement dated 9 March 2007 and issued by TOM Group Limited and TOM Online in relation to the proposed conditional possible privatisation of TOM Online by way of a scheme of arrangement under Section 86 of the Companies Law Cap. 22 (Law 3 of 1961) as consolidated and revised of the Cayman Islands. Terms used in the Joint Announcement shall have the same meanings when used in this announcement unless otherwise defined herein.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

On 3 March 2007, the Independent Board Committee comprising all three independent non-executive directors of TOM Online, namely Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui, was appointed, subject to confirmation of their independence, to make recommendations to the Independent Shareholders in relation to the Proposal. All three members having confirmed their independence, the Independent Board Committee has been established. In addition, ING Bank N.V., a registered institution under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities, has been appointed (with the approval of the Independent Board Committee) as the independent financial adviser to the Independent Board Committee in connection with the Proposal and the related offer to be made to the holders of Outstanding TOM Online Share Options (the “Optionholders”) in accordance with the Takeovers Code (the “Option Proposal”).

Shareholders of TOM Online, ADS Holders, Optionholders and/or potential investors should be aware that the Proposal and the Option Proposal will be made only if the approval by the independent shareholders of TOM Group Limited at a general meeting has been obtained, and that the implementation of the Proposal, the Option Proposal and the Scheme is subject to the conditions as set out in the Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal and the Option Proposal may or may not be made and the Scheme may or may not become effective. Shareholders of TOM Online, ADS Holders, Optionholders and potential investors should therefore exercise caution when dealing in the Shares, ADSs or Outstanding TOM Online Share Options.

The Proposal will likely constitute a “going private transaction” subject to the requirements of Rule 13e-3 under the Exchange Act. Disclosure complying with such requirements will be set out in the Scheme Document and Schedule 13E-3 and will be despatched to the Scheme Shareholders and ADS Holders at no cost to them, as may be required under the Exchange Act. The ADS Depositary will arrange for the despatch of copies of the Scheme Document to ADS Holders. In addition, the Scheme Shareholders and ADS Holders will be able to obtain free copies of the Scheme Document (and any supplement thereto) and Schedule 13E-3 at the website maintained by the SEC (http://www.sec.gov).

By Order of the Board TOM ONLINE INC. Peter Schloss Executive Director

Hong Kong, 28 March 2007

As at the date of this announcement, the directors of TOM Online are:

Non-executive Directors:
Executive Directors: Mr. Wang Lei Lei Mr. Jay Chang	Mr. Frank Sixt (Chairman) Ms. Tommei Tong (Vice Chairman) Ms. Angela Mak	Independent non-executive Directors:
Mr. Peter Schloss Ms. Elaine Feng Mr. Fan Tai	Alternate Director: Mrs. Susan Chow (Alternate to Mr. Frank Sixt)	Mr. Gordon Kwong Mr. Ma Wei Hua Dr. Lo Ka Shui

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the “Latest Company Announcements” page for a minimum period of 7 days from the date of publication.

* for identification purpose